UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe Rd,

Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Change in the Registrant’s Certifying Accountant

This current report on Form 6-K is submitted in connection with a change of auditors by Ambow Education Holding Ltd. (the “Company”).

The Audit Committee of the Board of Directors of the Company appointed Guangdong Prouden CPAs GP (the “Prouden”) as the Company’s independent registered public accounting firm, effective December 23, 2024.

Prouden succeeds Marcum Asia CPAs LLP, which previously was the independent auditor providing audit services to the Company. The appointment of Prouden was made after careful consideration and was approved by the Audit Committee of the Board of Directors of the Company on December 20, 2024.

During the Company’s two most recent fiscal years ended December 31, 2023, and during the subsequent interim period prior to the engagement of Prouden on December 23, 2024, neither the Company nor anyone acting on its behalf consulted with Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Prouden that Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	President, Chief Executive Officer and Acting Chief Financial Officer

Date: December 23, 2024

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